

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2022

Meredith Deutsch
General Counsel
Blue Apron Holdings, Inc.
28 Liberty Street
New York, New York 10005

> **Re: Blue Apron Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed on November 7, 2022**
> **File No. 333-268200**

Dear Meredith Deutsch:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services